SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.
________________
SCHEDULE 13D
Pursuant to Section 13(d)(1) of the
Securities Exchange Act of 1934
(Amendment No. 1) (Final Amendment)

CONTROL DATA SYSTEMS, INC.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

21238F 10 6
(CUSIP Number of Class of Securities)

Patrick J. Welsh
CDSI Holding Corporation
c/o Welsh, Carson, Anderson & Stowe
320 Park Avenue, Suite 2500
New York, New York 10022
Telephone:(212) 893-9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:
William J. Hewitt, Esq.
Reboul, MacMurray, Hewitt, Maynard & Kristol
45 Rockefeller Plaza
New York, New York 10111
Telephone: (212) 841-5700

September 23, 1997
(Date of Event Which Requires Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].
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________________________
|CUSIP NO.             |
|      21238F 10 6     |
|                      |
________________________
_________________________________________________________________
1.   NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     CDSI Holding Corporation
_________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       a)   [ ]
                                                       b)   [ ]
_________________________________________________________________
3.   SEC USE ONLY

_________________________________________________________________
4.   SOURCE OF FUNDS

_________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) or 2(f)                    [ ]

_________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
_________________________________________________________________
 NUMBER OF  :7.  SOLE VOTING POWER
  SHARES    :    None
BENEFICIALLY:____________________________________________________
 OWNED BY   :8.  SHARED VOTING POWER
   EACH     :    None
REPORTING   :____________________________________________________
PERSON WITH :9.  SOLE DISPOSITIVE POWER
            :    None
            :____________________________________________________
            :10. SHARE DISPOSITIVE POWER
            :    None
_________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0
_________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                    [ ]

_________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0
_________________________________________________________________
14.  TYPE OF REPORTING PERSON
     CO
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     This Amendment No. 1 (Final Amendment) to Schedule 13D amends and supplements the Schedule 13D originally filed as part of Amendment No. 2 dated as of August 12, 1997 of the Tender Offer Statement on Schedule 14D-1, which as originally filed with the Securities and Exchange Commis-sion (the "Commission") on July 15, 1997, and amended by Amendment No. 1 thereto filed with the Commission on August 6, 1997 (as so amended, the "Schedule 14D-1"), by CDSI Holding Corporation, a Delaware corporation ("Parent"), and CDSI Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (the "Purchaser"), relating to the offer to purchase (the "Offer") all the outstanding shares of common stock, $.01 par value (the "Shares"), of Control Data Systems, Inc., a Delaware corporation (the "Company"), at a purchase price of $20.25 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 15, 1997 (the "Offer to Pur-chase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, are collectively referred to as the "Offer"). The Offer was made pursuant to an Agreement and Plan of Merger dated as of July 8, 1997 (the "Merger Agreement") by and among Parent, the Purchaser and the Company. Unless the context otherwise requires, capital-ized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

ITEM 5.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 5 is hereby amended and supplemented by adding thereto the following:

     (a)-(c) On September 23, 1997, the stockholders of the Company approved the Merger and the Merger Agreement and the Purchaser was merged with and into the Company pursuant to the Merger Agreement so that the Company became a wholly-owned subsidiary of Parent. In accordance with the Merger Agreement, (i) each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company, by a subsidiary of the Company, or by Parent, the Purchaser or any of their respective subsidiaries and other than Shares held by stockholders who indicated their intention to exercise dissenters' rights) was converted into the right to receive $20.25 in cash, without interest; (ii) each Share that was held in the treasury of the Company, by a subsidiary of the Company, or by Parent, the Purchaser or any of their subsidiaries, was can-celed and retired for no consideration and (iii) each share of common stock, $1.00 par value, of the Purchaser issued and outstanding immediately prior to the Effective Time was converted into one validly issued, fully paid and nonassessable share of common stock of the Company. Accordingly, as a result of the Merger, Parent owns 1,000 shares of common stock, par value $1.00, of the Company, constituting all of the outstanding common stock of the Company, and there are no Shares outstanding. The Company has filed a Form 15 with the Commission to deregister the Common Stock.
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                                 SIGNATURE

     After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   CDSI HOLDING CORPORATION



                                   By: /s/ Thomas E. McInerney
                                        Name: Thomas E. McInerney
                                        Title: President

Dated: October 2, 1997